UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Aetrium Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00817R03
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 167,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 167,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 167,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 167,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00817R03

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private transactions as set forth herein. On September 30, 2013, Lone Star Value Investors acquired 60,588 shares of Common Stock from Mr. Eberwein in an internal transfer. The aggregate purchase price of the 60,588 shares of Common Stock was approximately $481,415, including brokerage commissions. On October 7, 2014, Lone Star Value Investors converted the $500,000 of principal of the convertible promissory note issued to Lone Star Value Investors by the Issuer on April 1, 2014 (the “LS Convertible Promissory Note”) into 107,297 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on April 1, 2014, the Issuer issued the LS Convertible Promissory Note to Lone Star Value Investors. On October 7, 2014, Lone Star Value Investors converted the LS Convertible Promissory Note into 107,297 shares of Common Stock at the rate of $4.66 per share.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,186,473 shares of Common Stock outstanding as of October 7, 2014, consisting of the (i) 1,079,176 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2014, and (ii) 107,297 shares of Common Stock issued upon the conversion of the LS Convertible Promissory Note on October 7, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on October 8, 2014, Lone Star Value Investors beneficially owned 167,885 shares of Common Stock.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 167,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 167,885
4. Shared power to dispose or direct the disposition: 0

(c)
Except as set forth in Item 4 regarding the conversion of the LS Convertible Promissory Note, Lone Star Value Investors has not entered into any transactions in the shares of Common Stock during the past 60 days.

CUSIP NO. 00817R03

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 167,885 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 167,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 167,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the shares of Common Stock during the past 60 days.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 167,885 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 167,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 167,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the shares of Common Stock during the past 60 days.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 167,885 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 167,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 167,885
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the shares of Common Stock during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

CUSIP NO. 00817R03

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth in Items 3 and 4 regarding the conversion of the LS Convertible Promissory Note is incorporated herein by reference.

CUSIP NO. 00817R03

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2014

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE INVESTORS GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN